THE WASHINGTON POST COMPANY
INCENTIVE COMPENSATION PLAN

As amended and restated on January 20, 2006

Table of Contents

THE WASHINGTON POST COMPANY

INCENTIVE COMPENSATION PLAN

As Amended and Restated

on January 20, 2006

1. <u>Purposes</u>

The purposes of this Incentive Compensation Plan (hereinafter called the

Plan) of The Washington Post Company, a Delaware corporation (hereinafter called the

Company), are (a) to provide greater incentives to key employees to increase the

profitability of the Company and its subsidiaries and (b) to strengthen the ability of the

Company and its subsidiaries to attract, motivate and retain persons of merit and

competence upon which, in large measure, continued growth and profitability depend.

2. <u>Administration of the Plan</u>

The Plan shall be administered by the Compensation Committee of the

Board of Directors of the Company (hereinafter called the Committee) as constituted from

time to time by the Board of Directors. No member of the Committee shall be eligible to

participate in the Plan. The Committee shall have full power and authority to make all

decisions and determinations with respect to the Plan, including without limitation the

power and authority to interpret and administer the Plan, adopt rules and regulations and

establish terms and conditions, not inconsistent with the provisions of the Plan, for the

administration of its business and the implementation of the Plan.

3. Participation

(a) Participation in the Plan shall be extended to senior executives, key managers and key personnel of the Company and its subsidiaries who, in the opinion of the Committee, are mainly responsible for the management of the operations of the Company and its subsidiaries or who are otherwise in a position to make substantial contributions to the management, growth and/or success of the business of the Company.

(b) Directors, as such, shall not participate in the Plan, but the fact that an employee is also a Director of the Company or a subsidiary shall not prevent his or her participation.

(c) As used in the Plan, the term "Company" shall mean The Washington Post Company and any subsidiary thereof.

(d) The Plan shall not be deemed to preclude the making of any award pursuant to any other compensation, incentive, bonus or stock option plan which may be in effect from time to time.

4. Duration of Plan

The Plan shall remain in effect until terminated by the Board of Directors; provided, however, that the termination of the Plan shall not affect the delivery or payment of any award made prior to the termination of the Plan.

5. Annual Incentive Provision

(a) For each fiscal year, the Committee may make annual incentive awards in an aggregate amount not to exceed the Maximum Incentive Credit (as hereinafter defined) for such year. All annual incentive awards granted under the Plan are hereinafter collectively referred to as "Annual Awards".

(b) The term "Maximum Incentive Credit", as used herein, shall mean for any year an amount determined as follows: (i) there shall first be calculated an amount equal to twelve (12) percent of Stockholders' Equity (hereinafter called the "Basic Return on Equity"); (ii) there shall then be deducted from Consolidated Profit Before Income Taxes an amount equal to the Basic Return on Equity, the excess (if any) being hereinafter called "Incentive Profit"; (iii) the Maximum Incentive Credit shall be ten (10) percent of Incentive Profit. The term "Consolidated Profit Before Income Taxes", as used herein, shall mean for any year the sum of (i) the profit before income taxes (exclusive of special credits and charges and extraordinary items) included in the Consolidated Statement of Income of the Company for such year and (ii) the amount of incentive compensation provided for in computing such profit before income taxes. The term "Shareholders' Equity", as used herein, shall mean for any year the amount reported as stockholders' equity (or the comparable item, however designated) at the end of the preceding year as included in the Consolidated Balance Sheet of the Company for the preceding year, with appropriate pro rata adjustments, as approved by the Committee, for any change during the year arising from any increase or decrease in outstanding capital stock.

(c) During the last month of each fiscal year, the Vice President-Finance of the Company shall advise the Committee of the estimated Maximum Incentive Credit for such fiscal year and the Committee shall determine the employees who are to receive awards for such fiscal year and the amount of each such award.

(d) As soon as practicable after the close of each fiscal year, the Company's independent public accountants shall calculate and certify to the Committee the Maximum Incentive Credit for such fiscal year.

(e) The amount determined and reported by the Company's independent auditors as the Maximum Incentive Credit for any fiscal year shall be final, conclusive and binding upon all parties, including the Company, its stockholders and employees, notwithstanding any subsequent special item or surplus charge or credit that may be considered applicable in whole or in part to such fiscal year; provided that if the amount actually awarded for any fiscal year should later be determined by a court of competent jurisdiction to have exceeded the Maximum Incentive Credit for such fiscal year, the Maximum Incentive Credit for the fiscal year next succeeding such determination shall be reduced by the amount of such excess. Any such excess shall thus be corrected exclusively by adjustments of the amounts subsequently available for awards and not by recourse to the Company, the Board of Directors, the Committee, any participant or any other person.

6. Determination of Annual Awards

The Committee shall, consistent with all applicable provisions of the Plan, determine the participants to receive Annual Awards for each fiscal year, the amount and the form of each Annual Award, and the other terms and conditions applicable thereto. The value of the Annual Awards payable to any one participant with respect to any fiscal year shall not exceed in value the lesser of 200% of a participant's base earnings or $5 million. In determining the terms and conditions of the Annual Award, the Committee shall, in the case of each participant who is an "executive officer" of the Company (for purposes of Item 402 of Regulation S-K under the Securities Exchange Act of 1934), establish in writing, not later than 90 days after the commencement of the fiscal year, performance goals relating to one or more of the following: operating income, cash flow, earnings per share, return on assets, return on equity, operating margins, economic value

added (EVA), cash flow margins, shareholder return, cost control and/ revenue growth measurements, which may be in respect of the Company, as a whole, or any business unit thereof, , which will have to be achieved if such executive officer is to receive payment for an Annual Award.

7. Method Payment of Annual Awards and Time of Payment

(a) All Annual Awards shall be made in cash.

(b) All Annual Awards shall be paid in a lump sum as soon as practicable in the year following the fiscal year to which the award relates , except as otherwise provided herein below.

(c) The Committee may, in its sole discretion, establish terms and conditions under which a participant may elect to defer the payment of an award in whole or in part pursuant to The Washington Post Company Deferred Compensation Plan (the "Deferred Compensation Plan").

8. Long-Term Incentive Award Cycles; Awards

(a) During the term of the Plan, the Committee shall from time to time establish Award Cycles, each of which shall commence on a date specified by the Committee and shall terminate no earlier than the third anniversary date of the commencement of such Award Cycle or such other anniversary date as specified by the Committee; provided, however, an Award Cycle shall (i) commence on the first day of a fiscal year of the Company, (ii) consist of not less than three nor more than four fiscal years of the Company, and (iii) at least two such fiscal years shall elapse between the beginning of consecutive Award Cycles.

(b) For each Award Cycle, the Committee shall

(i) designate, subject to paragraph 10(a), the participants who are to receive awards of Performance Units for such Award Cycle and the number of Performance Units awarded to each such participant, and

(ii) establish, subject to paragraph 10(b), the method for determining at the end of such Award Cycle the value of a Performance Unit awarded at the beginning of such Award Cycle.

9. Restricted Stock

(a) During the term of the Plan, the Committee shall from time to time designate the participants who are to receive awards of restricted shares of the Class B Common Stock of the Company (such restricted shares being hereinafter called Restricted Stock), the number of shares of Restricted Stock awarded to each such participant, and the date on which full ownership of such shares of Restricted Stock will vest in such participant (such being hereinafter called the Vesting Date). In no case may the Vesting Date designated by the Committee be less than one year nor more than six years from the date of the award of Restricted Stock to which it relates. If the Committee so determines, a single award of Restricted Stock can provide for more than one Vesting Date with a portion of the full award to vest on each specified Vesting Date. To each participant designated to receive an award of Restricted Stock, there shall be (1) issued (subject to subparagraph (b) below) a stock certificate, registered in the name of such participant, or (2) a book entry made in the name of such participant, in each case representing such number of shares of Restricted Stock awarded to such participant; provided, however, that at any time, not more than 10,000 share of Restricted Stock may be awarded to any participant under all outstanding awards of Restricted Stock.

(b) Within 30 days after the effective date of a Restricted Stock award, each recipient of such an award shall deliver to the Company (i) an executed copy of a Restricted Stock Agreement containing the terms and provisions set forth in subparagraph (c) below and (ii) a stock power executed in blank. Upon receipt of such agreement and stock power executed by the participant, the Company shall cause the stock certificate referred to in subparagraph (a) above to be issued in the name of the participant and delivered to the Secretary of the Company in custody for such participant or the book entry referred to in subparagraph (a) above to be made in the name of the participant on the books of the Company. The failure of a participant to return such agreement and stock power within such 30-day period without cause shall result in cancellation of the Restricted Stock Award to such participant, and no stock certificate therefor shall be issued in the participant's name or book entry be made in the participant's name.

(c) Each Restricted Stock Agreement accompanying an award of Restricted Stock shall contain the following provisions, as applicable, together with such other provisions as the Committee shall determine:

(i) Except as hereinafter provided, none of the shares of Restricted Stock subject thereto may be sold, transferred, assigned, pledged or other- wise disposed of before the Vesting Date(s) established in the applicable Restricted Stock Agreement.

(ii) Except as provided below, if the participant is continuously em- ployed by the Company until the occurrence of an applicable Vesting Date, the restriction set forth in subparagraph (c)(i) above shall terminate on such Vesting Date as to all the shares of Restricted Stock associated with that

Vesting Date. In the event that the participant takes one or more unpaid leave(s) of absence where the leave is greater than 90 days in duration at any time before an award of Restricted Stock has vested, the Vesting Date or Dates for such grant shall be extended by a period equal to the aggregate number of days that the participant was out on such leave(s) of absence (the "Extended Vesting Date(s)") and the restrictions set forth in subparagraph (c)(i) above shall then terminate on such Extended Vesting Date or Dates.

Notwithstanding any of the foregoing, in the case of a participant who is an "executive officer" of the Company at the time of the award, the Committee shall, prior to the effective date of Restricted Stock Award, establish in writing a formula based on one or more of the following: cash flow, operating income, earnings per share, economic value added (EVA), return on assets, total return on equity of the Company, operating margins, cash flow margins, shareholder return, cost control and/or quantitative revenue, growth or profitability measurements over the period of time it takes for the Restricted Stock Award to vest fully, which will have to be achieved if the restriction set forth in subparagraph (c)(i) above is to terminate as provided in this subparagraph (c)(ii).

(iii) If the participant's employment by the Company terminates for any reason (whether voluntary or involuntary and including death or disability) before the Vesting Date or Extended Vesting Date, as the case may be, the restriction set forth in paragraph (c)(i) above shall terminate on the date the participant's employment terminates as to such percentage of

the number of shares of Restricted Stock originally awarded (rounded to the nearest whole share), if any, as shall be determined in accordance with the following provisions (and ownership of all shares of Restricted Stock as to which such restriction shall not so terminate shall forthwith revert to the Company):

          (A)   if termination occurs two or more years from the effective date of the award, such percentage, if any, as the Committee may, in its sole discretion, determine; provided, however, that the percentage determined by the Committee may not exceed the percentage calculated by dividing (i) the number of full months elapsed from the effective date of the award to the date of such termination (less the period of full months that a participant was on one or more unpaid leaves of absence where the leave is greater than 90 days during such period by (ii) the number of full months from such effective date to the Vesting Date for such award (such percentage being hereinafter called the Pro-Rated Percentage);and

          (B) if termination occurs within two years from the effective date of the award, ownership of all the shares of Restricted Stock shall revert to the Company.

(iv) Promptly after the restriction set forth in subparagraph (c)(i) above shall terminate as to any shares of Restricted Stock, the participant to

whom such shares were awarded (or the participant's estate, as the case

may be) shall pay to the Company the amount of all Federal, state and local

withholding taxes payable on the compensation represented by such shares,

and upon receipt of such payment the Company shall deliver to the participant a stock certificate or certificates for such shares. Alternatively,

pursuant to rules established by the Compensation Committee, a participant

may elect to receive all or a portion of the participant's award in the form of

cash in lieu of shares, based on the fair market value (the mean between the

high and low price per share on the New York Stock Exchange) of such

shares on the date the restrictions set forth in subparagraph (c)(i) above

shall terminate; and the Company will deduct the amount of all withholding

taxes payable on the compensation represented by such shares from the cash

value of the shares to be paid to the participant.

(v) As long as shares of Restricted Stock remain registered in the

name of a participant, such participant shall be entitled to all the attributes

of ownership of such shares (subject to the restriction on transfer referred to

above), including the right to vote such shares and to receive all dividends

declared and paid on such shares.

(d) All shares of Common Stock issued to recipients of Restricted Stock

awards shall be issued from previously issued and outstanding shares held in the Treasury

of the Company.

(e) The total number of shares of Common Stock that may be awarded as

Restricted Stock under the Plan shall not exceed 425,000 shares; provided, however, that

effective November 1, 1991, shares which revert to the Company in accordance with para-graph 9(c)(iii) shall be deemed to have been awarded as Restricted Stock for purposes of determining the number of shares of Restricted Stock remaining available to be awarded hereunder.

10. Performance Units

(a) To each participant designated to receive an award of Performance Units for an Award Cycle there shall be issued a Performance Unit Certificate representing such number of Performance Units with a nominal value of $100 each as the Committee shall determine; provided, however, that the total nominal value of Performance Units awarded to a participant for any Award Cycle shall not exceed 300% of such participant's base salary at the date of such award.

(b) No later than 90 days after the beginning of each Award Cycle the Committee shall establish in writing a method for determining the earned value of a Performance Unit at the end of such Award Cycle (hereinafter called the Payout Value) based on performance goals over the period of the Award Cycle related to one or more of the following: operating income, cash flow, shareholder return, return on assets, return on equity, operating margins, cost control, customer satisfaction, economic value added (EVA) and/or other quantitative revenue, growth or profitability measurements, which may be in respect of the Company, as a whole, or any business unit thereof; provided, however, that such method shall provide that (i) no Payout Value may exceed $200 and (ii) the payment of an award of Performance Units to any participant at the end of an Award Cycle shall be the lesser of $5 million or the amount determined by multiplying the Payout Value times the number of Performance Units granted to such participant.

(c) If a participant's employment by the Company terminates for any reason (whether voluntary or involuntary and including death or disability) before the end of an Award Cycle for which the participant was granted Performance Units, after the end of such Award Cycle, the participant shall be entitled to such percentage of the Payout Value of said Performance Units, if any, as shall be determined in accordance with the following provisions:

(i) if termination occurs two or more years after the effective date of the award, such percentage, if any (but not greater than the Pro-Rated Percentage), as the Committee may, in its sole discretion, determine; and

(ii) if termination occurs within two years from the effective date of the award, no percentage of the Payout Value shall be paid.

(d) As promptly as practicable after the end of each Award Cycle and in the calendar that begins closest to the last day of the Award Cycle, the Payout Value of a Performance Unit awarded at the beginning of such Award Cycle shall be calculated and paid (unless otherwise deferred as provided herein) in cash to the recipients awarded such Performance Units after deduction of all Federal, state and local withholding taxes payable on the compensation represented thereby. In addition, the Committee may, in its sole discretion, establish terms and conditions under which a participant may elect to defer the payment of the Payout Value of a Performance Unit in whole or in part pursuant to the Deferred Compensation Plan.

(e) For purposes of paragraphs 10(c) and 10(d), and notwithstanding any contrary terms thereof , in the event a participant takes one or more unpaid leave(s) of absence where the leave is greater than ninety (90) days in duration at any time during an

Award Cycle, the payment of the Payout Value of the Performance Units payable to that participant shall be determined as if the duration of the Award Cycle were extended by a period equal to the number of days that the participant was out on such leave(s) of absence and by not giving the participant credit for the period of employment during the Award Cycle when the participant was on such leave of absence. Thus, for example, if a participant was away from work on a leave of absence for one year during a four-year Award Cycle, the percentage of the Payout Value of the Performance Units payable to that participant would be 100% only if the participant had at least one year of active employment after the end of the Award Cycle, and if such additional period of active employment was not completed, the Committee, in its exercise of discretion to determine a Pro-Rated Percentage under paragraph 10(c)(i), would make that determination in a manner consistent with paragraph 9(c)(iii)(A). In any such case, the Payout Value of the Performance Units payable to the participant shall be paid as soon as practicable after the participant becomes entitled to payment by completing the additional period of active employment or by reason of the Committee's exercise of discretion under paragraph 10(c)(i), but no later than seventy-five (75) days after the end of the calendar year in which the participant attains such vested payment right.

(f) At the end of each Award Cycle, the Committee may, in its sole discretion, award to those senior executives of the Company and its subsidiaries who are not "executive officers" of the Company and whose performance during such Award Cycle the Committee believes merits special recognition cash bonuses in an aggregate amount not to exceed 10% of the aggregate Payout Value of all Performance Units that become vested and payable with respect to such Award Cycle.

11. <u>Expenses</u>

       The expenses of administering this Plan shall be borne by the Company.

12. <u>Adjustments in Class B Common Stock</u>

       In the event of any change or changes in the outstanding shares of Common Stock by reason of any stock dividend, split-up, recapitalization, combination or exchange of shares, merger, consolidation, separation, reorganization, liquidation or the like, the class and aggregate number of shares that may be awarded as Restricted Stock under the Plan after any such change shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

13. <u>Amendment</u>

       The Board of Directors of the Company shall have complete power and authority to amend, suspend or discontinue this Plan; provided, however, that the Board of Directors shall not, without the approval of the holders of a majority of the voting stock of the Company entitled to vote thereon, (A) increase either (i) the maximum number of shares of Restricted Stock that may be awarded under the Plan, (ii) the maximum number of shares of Restricted Stock or Performance Units that may be awarded to a participant, (iii) the maximum Payout Value of a Performance Unit, or (iv) the percentage ceiling on the aggregate amount of bonuses which may be awarded pursuant to paragraph 10(e) or (B) make any amendment which would permit the incentive provision of any year provided in paragraph 5 hereof to exceed the limitations set forth in said paragraph.